Exhibit 99.1

AKARI THERAPEUTICS, PLC

Quarterly Report For The Period Ended September 30, 2021

TABLE OF CONTENTS

Condensed Consolidated Financial Statements

Page
Condensed Consolidated Balance Sheets as of September 30, 2021 (Unaudited) and December 31, 2020	2

Condensed Consolidated Statements of Comprehensive Loss for the Three and Nine Months Ended September 30, 2021 (Unaudited) and September 30, 2020 (Unaudited)	3

Condensed Consolidated Statements of Changes in Shareholders' Equity for the Three and Nine Months Ended September 30, 2021 (Unaudited) and September 30, 2020 (Unaudited)	4

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2021 (Unaudited) and September 30, 2020 (Unaudited)	5

Notes to Condensed Consolidated Financial Statements – Unaudited	6-22

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2021 and December 31, 2020

(in U.S. dollars, except share data)

	September 30, 2021	December 31, 2020
	(Unaudited)
Assets

Current Assets:
Cash	$13,390,989	$14,055,777
Prepaid expenses and other current assets	1,303,605	521,880
Total Current Assets	14,694,594	14,577,657

Patent acquisition costs, net	23,927	27,150
Total Assets	$14,718,521	$14,604,807

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$1,923,357	$3,380,782
Accrued expenses	1,432,463	1,839,706
Total Liabilities	3,355,820	5,220,488

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value par value Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 4,759,731,923 and 3,847,331,923 at September 30, 2021 and December 31, 2020, respectively	475,973	384,733
Additional paid-in capital	153,057,340	139,734,651
Capital Redemption Reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(447,415)	(648,065)
Accumulated deficit	(193,917,008)	(182,280,811)
Total Shareholders' Equity	11,362,701	9,384,319
Total Liabilities and Shareholders' Equity	$14,718,521	$14,604,807

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three and Nine Months Ended September 30, 2021 and September 30, 2020

(in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Operating Expenses:
Research and development (income) expenses	$(430,157)	$(1,592,531)	$5,282,576	$4,160,066
General and administrative expenses	1,893,559	1,839,414	6,059,497	6,925,400
Total Operating Expenses	1,463,402	246,883	11,342,073	11,085,466
Loss from Operations	(1,463,402)	(246,883)	(11,342,073)	(11,085,466)

Other Income (expenses):
Interest income	1,371	6,132	6,621	8,294
Changes in fair value of warrant liabilities – gain	-	1,003,521	-	397,368
Foreign currency exchange gains (losses)	14,224	156,360	(284,384)	417,756
Other expenses	(3,554)	(5,676)	(16,361)	(9,720)
Total Other Income (expenses)	12,041	1,160,337	(294,124)	813,698

Net Income (loss)	(1,451,361)	913,454	(11,636,197)	(10,271,768)

Other Comprehensive Income (loss):
Foreign Currency Translation Adjustment	(27,329)	(3,676)	200,650	(272,438)

Comprehensive Income (loss)	$(1,478,690)	$909,778	$(11,435,547)	$(10,544,206)

Earnings (loss) per ordinary share (basic and diluted)	$(0.00)	$0.00	$(0.00)	$(0.00)

Weighted average ordinary shares (basic and diluted)	4,645,842,719	3,386,573,113	4,134,526,690	3,336,002,895

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

As of and for the Three and Nine Months Ended September 30, 2021 and 2020

(in U.S. dollars)

					Accumulated
			Additional	Capital	Other
	Share Capital		Paid-in	Redemption	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserve	Loss	Deficit	Total
Shareholders' Equity, December 31, 2020	3,847,331,923	$384,733	$139,734,651	$52,193,811	$(648,065)	$(182,280,811)	$9,384,319
Stock-based compensation	-	-	84,892	-	-	-	84,892
Comprehensive income (loss)	-	-	-	-	306,097	(5,838,501)	(5,532,404)
Balance, March 31, 2021	3,847,331,923	$384,733	$139,819,543	52,193,811	(341,968)	$(188,119,312)	$3,936,807
Stock-based compensation	-	-	82,102	-	-	-	82,102
Issuance of share capital related to financing, net of issuance costs	117,647,100	11,765	1,981,764	-	-	-	1,993,529
Comprehensive income (loss)	-	-	-	-	(78,118)	(4,346,335)	(4,424,453)
Balance, June 30, 2021	3,964,979,023	$396,498	$141,883,409	$52,193,811	$(420,086)	$(192,465,647)	$1,587,985
Stock-based compensation	-	-	70,611	-	-	-	70,611
Issuance of share capital related to financing, net of issuance costs	794,752,900	79,475	11,103,320	-	-	-	11,182,795
Comprehensive income (loss)	-	-	-	-	(27,329)	(1,451,361)	(1,478,690)
Shareholders' Equity, September 30, 2021	4,759,731,923	$475,973	$153,057,340	$52,193,811	$(447,415)	$(193,917,008)	$11,362,701

					Accumulated
			Additional	Capital	Other
	Share Capital		Paid-in	Redemption	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserve	Loss	Deficit	Total
Shareholders' Equity, December 31, 2019	2,245,865,913	$31,987,016	$133,568,636	$-	$(348,860)	$(165,199,194)	$7,598
Stock-based compensation	-	-	100,504	-	-	-	100,504
Issuance of share capital related to financing, net of issuance costs	627,029,600	8,098,632	(970,013)	-	-	-	7,128,619
Comprehensive income (loss)	-	-	-	-	(222,725)	(3,745,407)	(3,968,132)
Shareholders' Equity, March 31, 2020	2,872,895,513	$40,085,648	$132,699,127	$-	$(571,585)	$(168,944,601)	$3,268,589
Stock-based compensation	-	-	63,330	-	-	-	63,330
Issuance of share capital related to financing, net of issuance costs	471,666,700	5,953,175	3,230,671	-	-	-	9,183,847
Issuance of share capital for entering into 2020 Purchase Agreement with Aspire Capital	40,760,900	523,778	376,222	-	-	-	900,000
Exercise of warrants	1,250,000	15,941	11,559	-	-	-	27,500
Comprehensive income (loss)	-	-	-	-	(46,037)	(7,439,815)	(7,485,852)
Balance, June 30, 2020	3,386,573,113	$46,578,543	$136,380,909	$-	$(617,622)	$(176,384,416)	$5,957,414
Stock-based compensation	-	-	81,107	-	-	-	81,107
Comprehensive income (loss)	-	-	-	-	(3,676)	913,454	909,778
Shareholders' Equity, September 30, 2020	3,386,573,113	$46,578,543	$136,462,016	$-	$(621,298)	$(175,470,962)	$6,948,298

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

For the Nine Months Ended September 30, 2021 and 2020

(in U.S. dollars)

	Nine Months Ended
	September 30, 2021	September 30, 2020
Cash Flows from Operating Activities:
Net loss	$(11,636,197)	$(10,271,768)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,116	7,907
Stock-based compensation	237,605	244,941
Financing expense	-	900,000
Changes in fair value of warrant liabilities – gain	-	(397,368)
Foreign currency exchange losses (gains)	193,289	(488,532)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(782,144)	(635,758)
Accounts payable and accrued expenses	(1,858,325)	(2,076,709)
Total adjustments	(2,206,459)	(2,445,519)
Net Cash Used in Operating Activities	(13,842,656)	(12,717,287)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	13,176,323	19,053,960
Net proceeds from exercise of warrants to purchase shares	-	27,500
Net Cash Provided by Financing Activities	13,176,323	19,081,460

Effect of Exchange Rates on Cash	1,545	221,934

Net (Decrease) Increase in Cash	(664,788)	6,586,107
Cash, beginning of period	14,055,777	5,731,691
Cash, end of period	$13,390,989	$12,317,798

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2021

(in U.S. dollars)

NOTE 1 – Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”) is incorporated in the United Kingdom. The Company is a clinical-stage biopharmaceutical company focused on developing treatments for autoinflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital.

As of September 30, 2021, the Company has an accumulated deficit of $193,917,008 and cash of $13,390,989 and negative cash flows from operating activities for the nine months ended September 30, 2021 in the amount of $13,842,656. On September 30, 2020, the Company entered into a securities purchase agreement (the “2020 Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement (See Note 3). As of September 30, 2021, approximately $22,000,000 remains available under the facility.

The Company believes its current capital resources are sufficient to support its operations into March 2022 without giving effect to the sale of additional shares to Aspire Capital under the Purchase Agreement. To fund its capital needs, the Company plans to raise additional funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, proceeds from sales of commercial products.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with the outbreak of coronavirus, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to the COVID-19 outbreak.

For the nine months ended September 30, 2021, the Company reported a net loss of $11,636,197 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales of commercial products. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

The global outbreak of COVID-19, also known as coronavirus and public health epidemics can adversely impact the Company’s business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of COVID-19, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, the Company’s ongoing trials have been halted or disrupted. It is too early to assess the full impact of the COVID-19 outbreak on trials for nomacopan, but COVID-19 may affect the Company’s ability to complete recruitment in the original timeframe. For example, during 2020, the Phase I/II clinical trial in patients with AKC study was halted and recruitment in the Phase III clinical trial in pediatric patients with HSCT-TMA was delayed until the end of 2020 although it is now open for enrollment of patients. The extent to which COVID-19 impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and continued severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of COVID-19 globally could adversely impact the Company’s operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates, and could result in the inability of suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2021

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of the SEC and assumes that the Company will continue to operate as a going concern. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments, including normal and recurring adjustments, which the Company considers necessary for the fair presentation of financial information. The results of operations and comprehensive loss for the three and nine months ended September 30, 2021 and September 30, 2020 are not necessarily indicative of expected results for the full fiscal year or any other period. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of December 31, 2020 and notes thereto included in the Form 20-F for the year ended December 31, 2020 (“2020 Annual Report”).

Principles of Consolidation – The unaudited Condensed Consolidated Financial Statements include the accounts of the Company, Volution Immuno Pharmaceuticals SA, a private Swiss company, and Akari Malta Limited, a private Maltese company, each wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Foreign Currency – The functional currency of the Company is U.S. dollars, as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/ (losses).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that may affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosure of contingent assets and liabilities. Management’s estimates and judgments include assumptions used in the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities, deferred income taxes, liabilities related to warrants, stock-based compensation and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Fair Value Measurements – The carrying amounts of financial instruments, including cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

The Company initially accounted for unregistered warrants issued to investors and a placement agent in connection with its 2019 registered direct offering and its 2020 private placements as a warrant liability on the consolidated balance sheets and measured at their grant date fair values and subsequently re-measured at each reporting period, with changes being recorded as a component of Comprehensive Income/ (Loss) and included in changes in fair value of warrant liabilities – gain/ (loss). On December 8, 2020, the Company changed the nominal currency of its ordinary shares from pounds sterling to U.S. dollars and reclassified its warrants from liabilities to shareholders’ equity (See Note 3).

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2021

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of September 30, 2021 and December 31, 2020.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist principally of prepaid expenses and VAT receivables.

Property and Equipment, net – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years
Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Property and equipment, consists of the following:

	September 30, 2021	December 31, 2020
Computers, peripheral, and scientific equipment	$85,489	$85,489
Office furniture and equipment	79,449	79,449
Total property and equipment	164,938	164,938
Less: Accumulated depreciation	(164,938)	(164,938)
Property and equipment, net	$-	$-

Depreciation expense for the three ended September 30, 2021 and 2020 was $0 and $0, respectively. Depreciation expense for the nine ended September 30, 2021 and 2020 was $0 and $5,013, respectively, and was recorded in both research and development expenses and general and administrative expenses in the unaudited Condensed Consolidated Statements of Comprehensive Loss.

Long-Lived Assets – The Company reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the three months ended September 30, 2021 and 2020 was $1,034 and $954, respectively. Amortization of patent acquisition costs for the nine months ended September 30, 2021 and 2020 was $3,116 and $2,894, respectively.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2021

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Accrued Expenses – As part of the process of preparing the unaudited condensed consolidated financial statements, the Company estimates accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s unaudited condensed consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development Expenses (Income) – Costs associated with research and development are expensed as incurred unless there is an alternative future use in other research and development projects. Research and development expenses include, among other costs, salaries and personnel-related expenses, fees paid for contract research services, fees paid to clinical research organizations, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies.

Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. The Company records expenses related to clinical studies and manufacturing development activities based on its estimates of the services received and efforts expended pursuant to contracts with multiple contract research organizations (CROs) and manufacturing vendors that conduct and manage these activities on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to the Company’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In amortizing or accruing service fees, the Company estimates the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company’s estimate, the Company will adjust the accrued or prepaid expense balance accordingly.

Research and development income for the three ended September 30, 2021 and 2020 was $430,157 and $1,592,531, respectively. Research and development expenses for the nine months ended September 30, 2021 and 2020 were $5,282,576 and $4,160,066, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the Consolidated Statements of Comprehensive Loss.

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees and non-employees, fair value is estimated at the grant date, as required by Accounting Standards Codification (ASC) 718, “Compensation-Stock Compensation” and Accounting Standards Updates (ASU) 2018-07, “Compensation - Stock Compensation”. Stock options for non-employee directors for their services as directors acting in their role as members of a board of directors are treated as employees if those directors were elected by the employer’s shareholders or appointed to a board position that will be filled by shareholder election when the existing term expires. Awards granted to those individuals for other services shall be accounted for as awards to non-employees. Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments which are settled in ordinary shares as equity-classified awards. The Company accounts for awards of equity instruments issued to employees, non-employees and directors under the fair value method of accounting and recognizes such amounts, upon vesting, in general administrative or research and development expenses within its unaudited Condensed Consolidated Statements of Comprehensive Loss.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2021

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Leases – The Company accounts for its leases in accordance with Accounting Standards Updates (ASU) No. 2016-02, Leases (“ASU 2016-2). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. Operating leases are classified as right of use ("ROU") assets, short term lease liabilities, and long-term lease liabilities. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets are amortized and lease liabilities accrete to yield straight-line expense over the term of the lease. Lease payments included in the measurement of the lease liability are comprised of fixed payments. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories. Leasehold improvements are capitalized and depreciated over the lesser of useful life or lease term. As of September 30, 2021, the Company did not have a lease with a term longer than twelve months.

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash. The Company maintains cash with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no other significant concentrations of credit risk.

Income Taxes – On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act, referred to herein as the CARES Act, as a response to the economic uncertainty resulting from COVID-19. The CARES Act includes modifications for net operating loss carryovers and carrybacks, limitations of business interest expense for tax, immediate refund of alternative minimum tax (AMT) credit carryovers. Tax provisions of the Act also include the deferral of certain payroll taxes, relief for retaining employees, and other provisions. The Company determined that these provisions did not have a material impact on the consolidated financial statements.

The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carryforwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of September 30, 2021 and December 31, 2020.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as general and administrative expense. At September 30, 2021 and December 31, 2020, the Company had no uncertain tax positions.

Earnings (Loss) Per Share – Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the sum of (1) the weighted-average number of ordinary shares outstanding during the period, (2) the dilutive effect of the assumed exercise of options and warrants using the treasury stock method and (3) the dilutive effect of other potentially dilutive securities. For purposes of the diluted net income (loss) per share calculation, share options and warrants are considered to be potentially dilutive securities. Due to the Company’s net loss position and/or the share options and warrants having no intrinsic value, these potentially dilutive securities are excluded from the calculation of diluted net income (loss) per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2021

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Comprehensive Loss – Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at September 30, 2021:

Balance, January 1, 2021	$(648,065)
Net current period other comprehensive loss	200,650
Balance, September 30, 2021	$(447,615)

Recent Accounting Pronouncements

Adopted during the period –

On December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 enhances and simplifies various aspects of the income tax accounting guidance in ASC 740 and removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years with early adoption permitted. The Company adopted this guidance effective January 1, 2021. The adoption of the guidance did not have a material impact on the consolidated financial statements.

NOTE 3 – Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -      quoted prices in active markets for identical assets or liabilities;

Level 2 -     inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -      unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Warrants –

2019 Registered Direct Offering - On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million (the “2019 Registered Direct Offering”). The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the 2019 Registered Direct Offering, the Company issued to the investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement (“2019 Investor Warrants”). The 2019 Investor Warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. The Company paid to the Placement Agent an aggregate of $337,496 in placement agent fees and expenses and issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADS (“2019 Placement Agent Warrants”) on the same terms as the 2019 Investor Warrants, except that the 2019 Placement Agent Warrants are exercisable at $2.85 per ADS. Both the 2019 Investor Warrants and the 2019 Placement Agent Warrants (together the “2019 Warrants”) may be exercised on a cashless basis if nine months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. Subject to certain conditions, the Company has the option to “call” the exercise of the 2019 Warrants from time to time after any 10-consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $4.50. The total amount of 2019 Warrants issued in connection with this registered direct offering amounted to 1,361,842, all of which were outstanding as of September 30, 2021.

2020 Private Placements - On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million, which subsequently closed (the “2020 Private Placements”). The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent for the Company in connection with this offering. In connection with the offering, on February 21, 2020 and March 3, 2020, the Company issued to the investors unregistered warrants to purchase a total of 2,810,136 ADSs at $2.20 per ADS (“2020 Investor Warrants”).

On March 3, 2020, the Company also issued 449,623 ADSs to the Placement Agent at $2.55 per ADS (“2020 Placement Warrants”). The 2020 Investor Warrants and the 2020 Placement Agent Warrants (together the “2020 Warrants”) will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the 2020 Warrants from time to time after any 10-consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $3.30. The Company paid to the Placement Agent an aggregate of $808,362 in placement agent fees and expenses. The 2020 Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of the 2020 Warrants issued in connection with the 2020 Private Placements amounted to 3,259,759. 3,247,259 of these warrants were outstanding as of September 30, 2021.

2021 Private Placements - On July 7, 2021, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million, which subsequently closed (the “2021 Private Placements”). The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent for the Company in connection with this offering. In connection with the offering, on July 16, 2021, the Company issued to the Placement Agent unregistered warrants to purchase a total of 398,384 ADSs at $2.32 per ADS (“2021 Warrants”). The 2021 Warrants will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume-weighted average price of the ADSs exceeds $3.00. The Company paid to the Placement Agent an aggregate of $993,000 in placement agent fees and expenses. The 2021 Warrants may be exercised on a cashless basis if nine months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of the 2021 Warrants issued in connection with the 2021 Private Placements amounted to 398,384, all of which were outstanding as of September 30, 2021.

In connection with the 2019 Registered Direct Offering and the 2020 Private Placements, the portion of costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized on proportional basis as (1) a component of General and Administrative Expenses in the Consolidated Statements of Operations, relative to the grant date fair value of the warrant liability as a portion of the total value of the equity raise, and (2) in the Shareholders’ Equity in the Consolidated Balance Sheets in accordance with ASC 835-30-45-3, relative to the gross cash proceeds of the private placement as a portion of the total value of the equity raise at the time of the equity raise. The total value of the equity raises equal the sum of the grant date fair values of the warrant liability and the gross cash proceeds of the 2019 Registered Direct Offering and the 2020 Private Placements, respectively.

The Company has determined that at the time of their issuance, the 2019 Warrants and the 2020 Warrants represent freestanding financial instruments whose foreign currency considerations pursuant to cash and cashless exercise require liability classification and should be recorded as liability-classified awards in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, the Company measured its 2019 Warrants and the 2020 Warrants at grant date fair value. The fair value related to warrants are classified within the Level 3 value hierarchy because it is based on external valuation models whose inputs include market interest rates, required return on capital, and standard deviation. The 2019 Warrants and the 2020 Warrants were measured at their grant date fair value and subsequently remeasured at each reporting period with changes being recorded as a component of other income in the Consolidated Statements of Comprehensive Income (Loss). The total grant date fair value of the 2019 Warrants was $1,213,816 and of the 2020 Warrants was $2,749,369 and they were initially recognized within Current Liabilities in the Condensed Consolidated Balance Sheets. The change in fair value of liability related to 2019 Warrants and the 2020 Warrants from period to period, which represents a gain (loss), was recognized as changes in fair value of warrant liabilities – gain (loss) in the Consolidated Statements of Comprehensive Income (Loss). On December 8, 2020, the Company held a general meeting (“2020 General Meeting”) and changed the currency of its ordinary shares from pounds sterling to U.S. dollars (“2020 Redenomination”). As a consequence of the 2020 Redenomination, the Company is required to reassess, whether its financial instruments or other contracts that previously required derivative accounting within the scope of ASC 815 Financial Instruments either (a) no longer meet the definition of a derivative or (b) meet a scope exception to the derivative guidance due to a change in facts and circumstances. The Company concluded that due to the 2020 Redenomination, the 2019 Warrants and the 2020 Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the Consolidated Statements of Comprehensive Loss and then reclassed the warrant liability balance to Additional paid-in capital within Shareholders’ Equity.

At December 8, 2020, the fair value of the 2019 Warrants and 2020 Warrants was $882,237 and $2,317,316, respectively, totaling $3,199,553 which was reclassed to Additional paid-in capital within Shareholders’ Equity. The change in fair value of the 2019 Warrants from January 1, 2020 to December 8, 2020 was a decrease of $132,632 and of the outstanding 2020 Warrants for the same period was a decrease of $432,053. In addition, upon exercise of 12,500 of the 2020 Investor Warrant, the Company reclassified $7,874 of the related warrant liability to shareholders’ equity. As a result of the 2020 Redenomination, there were no changes in the fair value of the 2019 Warrants or the 2020 Warrants recorded for the three and nine months ended September 30, 2021. The change in fair value of the 2019 Warrants in the three months ended September 30, 2020 was a decrease of $303,158 and for the nine months ended September 30, 2020 was a decrease of $42,632. The change in fair value of the outstanding 2020 Warrants in the three months ended September 30, 2020 was a decrease of $700,363 and for the nine months ended September 30, 2020 was a decrease of $354,736.

Below are the assumptions used for the fair value calculations of the 2019 Warrants as of:

	December 31, 2019	December 8, 2020
Standard deviation	110.00%	95.00%
Annual risk-free interest rate	1.66%	0.25%
Required return on equity	19.90%	19.30%
Expected life in years	4.50	3.55
Annual turnover rate	0.00%	0.00%
Period risk-free rate	0.08%	0.08%

Below are the assumptions used for the fair value calculations of the 2020 Warrants as of:

	February 21, 2020	March 3, 2020	December 8, 2020
Standard deviation	110.00%	110.00%	95.00%
Annual risk-free interest rate	1.3%	0.77%	0.25%
Required return on equity	19.90%	19.90%	19.30%
Expected life in years	5.0	5.0	3.55
Annual turnover rate	0.00%	0.00%	0.00%
Period risk-free rate	0.08%	0.08%	0.08%

2021 Warrants

The Company has determined that, at the time of their issuance, the 2021 Warrants met the requirements for classification as equity under ASC 815-40-25. In connection with the 2021 Private Placements, the costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized in Additional paid-in capital of the Shareholders’ Equity in the Consolidated Balance Sheets in accordance with ASC 814-40. At July 16, 2021, the fair value of the 2021 Warrants was $231,063 and was recorded within Additional paid-in capital of Shareholders’ Equity.

Below are the assumptions used for the fair value calculations of the 2021 Warrants as of:

July 16, 2021
Standard deviation	110.00%
Annual risk-free interest rate	0.79%
Required return on equity	17.00%
Expected life in years	4.98
Annual turnover rate	0.00%
Period risk-free rate	0.07%

As of September 30, 2021 and December, 31, 2020, the Company did not have any financial assets that require fair value measurement on a recurring basis. Until December 8, 2020, the Company accounted for unregistered warrants issued in connection with the 2019 Registered Direct Offering and the 2020 Private Placements as a warrant liability on the consolidated balance sheets and measured at their grant date fair values and subsequently re-measured at each reporting period, with changes being recorded as a component of Comprehensive Income/ (Loss) and included in changes in fair value of warrant liabilities – gain/ (loss). On December 8, 2020, the Company changed the nominal currency of its ordinary shares from pounds sterling to U.S. dollars and reclassified its warrants from liabilities to shareholders’ equity.

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to warrants
Balance at December 31, 2019	$1,014,868

Issuance of 2020 Paulson Warrants	2,749,369

Reclassification of warrant liability to shareholders’ equity upon exercise of 12,500 warrant ADSs	(7,874)

Change in fair value of liabilities related to warrants	(556,810)

Balance at December 8, 2020	3,199,553

Reclassification to Additional-Paid-In Capital (in) Shareholders’ Equity	(3,199,553)

Balance at December 31, 2020	$-

NOTE 4 – Shareholders’ Equity

2020 Purchase Agreement and Registration Rights Agreement with Aspire Capital –

On September 30, 2020, the Company entered into a Purchase Agreement (“2020 Purchase Agreement”) with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADS, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of the Company’s securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement.

Under the 2020 Purchase Agreement, after the SEC declared effective the registration statement referred to above (which occurred in July 2020), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

•	the lowest sale price of the Company’s ADSs on the purchase date; or

•	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which the Company submits a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of the Company’s ADSs traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for the Company’s ADSs traded on its principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. The Company may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The 2020 Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. Additionally, governing law in the United Kingdom, where the Company is incorporated, requires a minimum payment per ADS to be issued pursuant to a purchase notice equal to the nominal value of an ADS (i.e., $0.0001). There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price, which is effectively the nominal value of the ADS which was denominated in GBP at the time of entering into the 2018 Purchase agreement as well as the 2020 Purchase Agreement (together “the Purchase Agreements”) prior to the 2020 Redenomination, the number of shares issuable under the contract was impacted by foreign currency, therefore ASC 815-40-15-7I precluded the Purchase Agreements from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the Purchase Agreements represents a freestanding put option that met the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreements is at the market, the Company concluded that the put option has a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, the Company issued to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”) which had a fair value of approximately $900,000. Since the Company has determined that the 2020 Purchase Agreement was considered a freestanding put option derivative in accordance with ASC 815 Derivatives and Hedging when entering into the agreement, the Company recorded the value of the 2020 Commitment Shares in General and administrative expenses in the Consolidated Statements of Comprehensive Loss. The 2020 Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the 2020 Purchase Agreement. Any proceeds the Company receives under the 2020 Purchase Agreement are expected to be used for working capital and general corporate purposes.

During the twelve months ended December 31, 2020, the Company sold to Aspire Capital 460,758,800 ordinary shares of the Company for gross proceeds of approximately $6,000,000. During the nine months ended September 30, 2021, the Company sold to Aspire Capital 117,647,100 ordinary shares of the Company for gross proceeds of $2,000,001. As of September 30, 2021, approximately $22 million of the original purchase commitment of $30 million remains available under the facility.

2018 Purchase Agreement and Registration Rights Agreement with Aspire Capital –

On September 26, 2018, the Company entered into a Purchase Agreement (“2018 Purchase Agreement”) with Aspire Capital, which provided that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital was committed to purchase up to an aggregate of $20.0 million of the Company’s ADS, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the 2018 Purchase Agreement. Concurrently with entering into the 2018 Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of the Company’s securities that have been and may be issued to Aspire Capital under the 2018 Purchase Agreement.

Under the 2018 Purchase Agreement, after the SEC declared effective the registration statement referred to above (which occurred in March 2019), on any trading day selected by the Company, the Company had the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

•	the lowest sale price of the Company’s ADSs on the purchase date; or

•	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which the Company submitted a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also had the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of the Company’s ADSs traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice was generally 97% of the volume-weighted average price for the Company’s ADSs traded on its principal market on the VWAP Purchase Date.

The Purchase Price was adjustable for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. The Company could deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The Purchase Agreement provided that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. There were no trading volume requirements or restrictions under the Purchase Agreement, and the Company controlled the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital had no right to require any sales by the Company, but was obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There were no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued to Aspire Capital 30,000,000 ordinary shares of the Company (the “2018 Commitment Shares”) and sold to Aspire Capital 25,000,000 ordinary shares (the “2018 Initial Shares”) for gross proceeds of $500,000. The Company recorded the value of the 2018 Commitment Shares as general and administrative expenses in its Consolidated Statements of Comprehensive Loss. Aspire Capital agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the 2018 Purchase Agreement. Any proceeds the Company received under the 2018 Purchase Agreement were used for working capital and general corporate purposes. The Company terminated the 2018 Purchase Agreement on September 30, 2020.

2021 Private Placements –

On July 7, 2021, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million, which subsequently closed (the “2021 Private Placements”). The Company also entered into a letter agreement with Paulson Investment Company to serve as the placement agent for the Company in connection with this offering. In connection with the offering, the Company issued to the unregistered warrants to the placement agent to purchase 398,384 ADSs at $2.32 per ADS (See Note 3).

2020 Private Placements –

On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million, which subsequently closed. The Company also entered into a letter agreement with Paulson Investment Company to serve as the placement agent for the Company in connection with this offering. In connection with the offering, the Company issued to the investors unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs to the Placement Agent at $2.55 per ADS (See Note 3).

2019 Registered Direct Offering –

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. The Company also entered into a letter agreement with the Paulson Investment Company to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the 2019 Registered Direct Offering, the Company issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively (See Note 3).

Description	Exercise Price	Balance December 31, 2019	Warrants Issued in 2020	Warrants Exercised in 2020	Balance December 31, 2020	Warrants Issued in 2021	Balance September 30, 2021
2019 Investor Warrants	$3.00	1,184,213	-	-	1,184,213	-	1,184,213
2019 Placement Warrants	$2.85	177,629	-	-	177,629	-	177,629
2020 Investor Warrants	$2.20	-	2,810,136	(12,500)	2,797,636	-	2,797,636
2020 Placement Warrants	$2.55	-	449,623	-	449,623	-	449,623
2021 Warrants	$2.32	-	-	-	-	398,384	398,384
		1,361,842	3,259,759	(12,500)	4,609,101	398,384	5,007,485

Share option plan –

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 400,000,000 ordinary shares. At September 30, 2021, 266,550,965 ordinary shares are available for future issuance under the Plan. The option plan is administered by the Company’s Board of Directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s ordinary shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

The following is a summary of the Company’s share option activity and related information for employees and directors for the period ended September 30, 2021:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding as of January 1, 2021	112,649,035	$0.09		7.1	$9,550
Changes during the period:
Granted	20,800,000	$0.02	0.02	9.7	$1,000
Forfeited	-	-	-	-	-
Options outstanding at September 30, 2021	133,449,035	$0.08		6.9	$3,000
Exercisable options at September 30, 2021	94,574,035	$0.10		6.1	$-

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments which are settled in ordinary shares as equity-classified awards.

The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. Compensation costs related to equity-classified awards generally are equal to the grant date fair value of the award amortized over the vesting period of the award.

Below are the assumptions used for the options granted during the nine months ended September 30, 2021:

September 30, 2021
Expected dividend yield	0%
Expected volatility	70.66%-82.22%
Risk-free interest	0.64%-0.87%
Expected life	5.5-6.25 years

The following is a summary of the Company’s share options granted separated into ranges of exercise price as of September 30, 2021:

Exercise price (range) ($)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable	Remaining contractual life (years for exercisable options)	Weighted average exercise price ($)
0.02-0.05	98,400,000	7.8	0.02	59,525,000	7.1	0.02
0.12-0.19	18,334,629	4.6	0.15	18,334,629	4.6	0.15
0.32	16,714,406	4.0	0.32	16,714,406	4.0	0.32
	133,449,035			94,574,035

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

September 30, 2021

(in U.S. dollars)

NOTE 4 – Shareholders’ Equity (cont.)

During the three months ended September 30, 2021 and 2020, the Company recorded approximately $70,611 and $81,107, respectively, in stock-based compensation expenses for employees and directors. During the nine months ended September 30, 2021 and 2020, the Company recorded approximately $237,605 and $244,941, respectively, in stock-based compensation expenses for employees and directors. At September 30, 2021, there was approximately $376,516 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over a weighted average of 2.3 years.

NOTE 5 – Related Party Transactions

Office Lease - The Company leases its offices in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $36,000 and $34,000 plus VAT during the three months ended September 30, 2021 and 2020, respectively, and approximately $111,000 and $98,000 plus VAT during the nine months ended September 30, 2021 and 2020, respectively. Dr. Ray Prudo, the Company’s Chairman is also Chairman of TDL and David Byrne, a non-employee director of the Company is also the Chief Executive Officer of TDL (see Note 6).

Laboratory Testing Services - The Company has received laboratory testing services for its clinical trials provided by TDL and has incurred expenses of approximately $7,000 and $28,000 plus VAT during the three months ended September 30, 2021 and 2020, respectively, and approximately $98,000 and $234,000 plus VAT during the nine months ended September 30, 2021 and 2020, respectively. The Company has outstanding accounts payables with TDL of $49,000 and $173,000 as of September 30, 2021 and 2020, respectively.

Consulting - A non-employee director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $25,000 and $25,000 during the three months ended September 30, 2021 and 2020, respectively, relating to these consulting services. The Company has incurred expenses of approximately $75,000 and $75,000 during the nine months ended September 30, 2021 and 2020, respectively, relating to these services.

NOTE 6 – Commitments and Contingencies

Lease commitment – The Company’s lease agreement for offices in London expired in March 2019. The Company currently leases its offices in London on the same terms of the expired lease except on a month-to-month basis. (See Note 4).

The Company’s lease for offices in New York, New York ended early in December 2018. The Company currently leases office space in New York, New York on a month-to-month basis.

For the three months ended September 30, 2021 and 2020, the Company incurred rental expense in the amount of approximately $43,000 and $45,000, respectively, and approximately $133,000 and $128,000 for the nine months ended September 30, 2021 and 2020, respectively.

NOTE 7 – Loss Per Share

For purposes of the diluted net income (loss) per share calculation, share options and warrants are considered to be potentially dilutive securities. Due to the Company’s net loss position and/or the share options and warrants having no intrinsic value, these potentially dilutive securities are excluded from the calculation of diluted net income (loss) per share because their effect would be anti-dilutive. Therefore, basic and diluted net income (loss) per share was the same for the periods presented in the unaudited Condensed Consolidated Statement of Comprehensive Loss.

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Share options	133,449,035	112,649,035
Warrants	500,748,500	460,910,100
Total Anti-Dilutive Share Equivalents	634,197,535	573,559,135